Exhibit 99.1

Bragg’s ORYX Gaming Secures Casino

Interlaken Deal

ORYX exclusive content goes live on StarVegas in significant Swiss boost

TORONTO, January 18, 2022 – ORYX Gaming, a Bragg Gaming Group company (NASDAQ: BRAG, TSX: BRAG), has secured an agreement to supply its range of exclusive slots to Swiss operator Casino Interlaken, marking the iGaming supplier’s expansion in the market.

The deal provides players at Casino Interlaken’s online brand, StarVegas.ch, with access to ORYX’s proprietary slots library as well as its selection of exclusive RGS content from providers including GAMOMAT, Golden Hero, Kalamba Games, Giveme Games and Peter & Sons.

The deal has been made possible by ORYX’s ISO/IEC 27001 certificate which underpins the supplier’s commitment to information security and is a prerequisite of entering the regulated Swiss online market which opened in January 2019.

In the latest figure released by the Swiss gambling regulator, the seven casinos that offered online games in the country in 2020 achieved gross gaming revenue of approximately US $203 million (CHF186.8 million). This compared to US $26 million (CHF23.5 million) generated in 2019 when only four casinos were operating online.

The partnership with Interlaken marks ORYX’s third in the country following deals with leading operators Grand Casino Luzern and Grand Casino Baden.

The Interlaken deal is the latest in ORYX’s continued growth across European regulated markets and comes on the back of recent entries into Greece, the Netherlands and the United Kingdom markets. The supplier is now licensed by the Malta Gaming Authority (MGA), the UK Gambling Commission (UKGC), the Romanian National Gambling Office (ONJN), and the Greek Hellenic Commission (HGC) and its content is certified or approved in multiple other key jurisdictions.

Chris Looney, Chief Commercial Officer at Bragg Gaming, said: “Our partnership with Interlaken is another important step in our efforts to grow our game provision in the industry.

“Switzerland is a market with much potential and it’s a feather in our cap to have our content on such a well-respected brand there.”

Jens Sellgrad, Chief Operating Officer, at Interlaken, added: “We’re always looking to have the latest quality content available to our players and this agreement with ORYX certainly delivers that.

“The seamless manner in which the delivery has taken place is especially pleasing and we’re confident this solid start will continue through our relationship.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a growing global gaming technology and content group and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market.

Through its wholly-owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

In May 2021, Bragg announced its planned acquisition of Nevada-based Spin Games, B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region.

Find out more.

For investor relations at Bragg Gaming Group, please contact:

Yaniv Spielberg, Chief Strategy Officer at Bragg Gaming Group

info@bragg.games

or

Joseph Jaffoni, Richard Land and James Leahy at JCIR

212-835-8500 or bragg@jcir.com

For media enquiries or interview requests, please contact:

Giles Potter, Chief Marketing Officer at Bragg Gaming Group

press@bragg.games